UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: September 13, 2005
Commission file number 1- 12874
TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)
TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]
Yes ☐     No ☑
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]
Yes ☐     No ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐     No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION
Date: September 13, 2005	By:	/s/ Peter Evensen
Peter Evensen
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE

TEEKAY INCREASES DIVIDEND BY 51 PERCENT;
THIRD CONSECUTIVE YEARLY INCREASE

Nassau, The Bahamas, September 13, 2005 — Teekay Shipping Corporation (Teekay) (NYSE: TK) announced today that its Board of Directors has voted to declare a cash dividend on its common stock of $0.2075 per share, representing a 51 percent increase over the previous quarterly dividend of $0.1375 per share. The dividend will be paid on October 28, 2005 to all shareholders of record as at October 14, 2005.
This represents the third annual increase in Teekay’s quarterly dividend. In October 2003, Teekay increased its dividend by 10 percent, followed by a further increase of 16 percent in October 2004.
“We are pleased to announce an increase to our dividend for the third consecutive year, which reflects the growth of our business segments and the stability of our cash flows,” said Bjorn Moller, Teekay’s President and Chief Executive Officer. “The significant increase this year is primarily the result of the successful initial public offering of Teekay LNG Partners, from which Teekay is receiving regular cash distributions. The dividend increase allows Teekay shareholders to benefit directly from Teekay LNG Partners’ expanding presence in LNG shipping, the fastest growing sector of energy transportation.” Mr. Moller continued, “We will continue to review our dividend policy to account for future increases in cash distributions Teekay may receive from Teekay LNG Partners and growth in our other business segments.”
About Teekay
Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has recently expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE:TGP). With a fleet of more than 145 tankers, offices in 15 countries and 5,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654
For other Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703
Web site: www.teekay.com

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the expected growth in Teekay’s business segments; the expected increases in cash distributions to be received from Teekay LNG Partners L.P.; growth of the liquefied natural gas shipping segment and of the prospects and results of Teekay LNG Partners L.P.; and any future increases in the amount of Teekay’s quarterly dividends. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the growth plans, operating results, cash positions, capital requirements and other cash needs of Teekay and Teekay LNG Partners L.P.; changes in production of or demand for liquefied natural gas or oil, either generally or in particular regions; changes in trading patterns significantly affecting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of Teekay or Teekay LNG Partners L.P. to renew or replace long-term contracts; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2004. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.